Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

InterMune, Inc.

at

$74.00 Net Per Share

by

Klee Acquisition Corporation

a wholly owned subsidiary of

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, SEPTEMBER 26, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”), DATED AS OF AUGUST 22, 2014, AMONG INTERMUNE, INC., A DELAWARE CORPORATION (“INTERMUNE”), ROCHE HOLDINGS, INC., A DELAWARE CORPORATION (“PARENT”) AND KLEE ACQUISITION CORPORATION, A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE ALL OF THE SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.001 PER SHARE, OF INTERMUNE FOR $74.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

THE BOARD OF DIRECTORS OF INTERMUNE HAS DULY AND UNANIMOUSLY (I) APPROVED THE MERGER AGREEMENT AND DECLARED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT TO BE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, INTERMUNE AND ITS STOCKHOLDERS; (II) RESOLVED THAT THE MERGER CONTEMPLATED THEREBY SHALL BE GOVERNED BY AND EFFECTED WITHOUT A STOCKHOLDERS’ MEETING PURSUANT TO SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”) AND THAT SUCH MERGER SHALL BE CONSUMMATED AS SOON AS PRACTICABLE FOLLOWING THE CLOSING OF THE OFFER; AND (III) RECOMMENDED THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. INTERMUNE HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER ALL OF THEIR TRANSFERRABLE SHARES PURSUANT TO THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK OF INTERMUNE (EXCLUDING, FOR THE AVOIDANCE OF DOUBT, ALL

SHARES OF INTERMUNE COMMON STOCK DELIVERED PURSUANT TO GUARANTEED DELIVERY INSTRUCTIONS FOR WHICH CERTIFICATES HAVE NOT YET BEEN DELIVERED, AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) THAT REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SECURITIES ENTITLED GENERALLY TO VOTE IN THE ELECTION OF DIRECTORS OF INTERMUNE, ON A FULLY DILUTED BASIS, WHETHER OR NOT THEN VESTED AND AFTER GIVING EFFECT TO THE EXERCISE, CONVERSION OR EXCHANGE OF ANY THEN OUTSTANDING OPTIONS, RIGHTS AND SECURITIES EXERCISABLE, CONVERTIBLE OR EXCHANGEABLE INTO SUCH VOTING SECURITIES. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS ON PAGES (1) THROUGH (12).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

August 29, 2014

IMPORTANT

If you desire to tender all or any portion of your shares of InterMune common stock in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares of InterMune common stock using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2855 (or please call (212) 929-5500 (collect) if you are located outside the U.S. or Canada) for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your shares of InterMune common stock through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your InterMune shares be tendered.

The Letter of Transmittal, the certificates for the shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

iv

SUMMARY TERM SHEET

Klee Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Roche Holdings, Inc. (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of InterMune, Inc. (“InterMune”) for $74.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Parent and Purchaser. The following are some of the questions you, as an InterMune stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share, of InterMune.

Price Offered Per Share	$74.00, net to the seller in cash, without interest, but subject to any required withholding of taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the Offer is extended or earlier terminated.

Purchaser	Klee Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation.

Who is offering to buy my securities?

Our name is Klee Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of InterMune and completing the process by which we will be merged with and into InterMune. We are a wholly owned subsidiary of Parent, a Delaware corporation and an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company (“Ultimate Parent”). See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of InterMune, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of InterMune common stock as a “share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in InterMune. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to merge with and into InterMune (the “Merger”), with InterMune continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, InterMune will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $74.00 per share, net to the seller in cash, without interest and less any required withholding taxes. If you are the record holder of your shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the shares?

Yes. Based upon InterMune’s filings with the SEC and more recent information provided to us by InterMune, we estimate that we will need approximately $8.9 billion to acquire InterMune pursuant to the Offer and the Merger to pay amounts payable in respect of certain stock options, restricted share units, restricted shares and purchase rights under the InterMune employee stock purchase plan, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger (including such amounts which may become due and payable in respect of InterMune’s outstanding convertible notes). Ultimate Parent and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds, commercial paper lines and the issuance of new bonds.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because:

•	the Offer is being made for all outstanding shares solely for cash;

•	as described above, we, through our Ultimate Parent and its controlled affiliates, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the completion of the Offer;

•	consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining shares for the same cash per share price in the Merger.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that represent at least a majority of the outstanding securities entitled generally to vote in the election of directors of InterMune, on a fully diluted basis, whether or not then vested and after giving effect to the exercise, conversion or exchange of any then outstanding options, rights and securities exercisable, convertible or exchangeable into such voting securities (which we refer to as the “Minimum Condition”); and

•	the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under (A) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and (B) any German and Austrian competition, merger control, trade regulation, antitrust or similar laws applicable to the Offer and the Merger, in either case, without the imposition of any requirement that Parent, Purchaser or any of their affiliates (x) divest or otherwise hold separate, or take any other action with respect to any of their or InterMune’s or any of their respective affiliates’ businesses, assets or properties if required in connection with the completion of, or as a result of, the transactions contemplated by the Merger Agreement or (y) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental entity in connection with the completion of the transactions contemplated by the Merger Agreement (such requirements collectively, the “Regulatory Condition”).

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is there an agreement governing the Offer?

Yes. InterMune, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of August 22, 2014. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into InterMune. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

What does InterMune’s board of directors think about the Offer?

InterMune’s board of directors duly and unanimously:

•	approved the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, InterMune and its stockholders;

•	resolved that the Merger shall be governed by and effected without a stockholders’ meeting pursuant to Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer; and

•	recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

InterMune will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by its board of directors and recommending that InterMune’s stockholders tender their shares in the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with InterMune” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

How long do I have to decide whether to tender in the Offer?

You have until at least 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, to decide whether to tender your shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedure for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn shares as soon as practicable after the date of expiration of the Offer (but in no event more than three business days thereafter).

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer (other than the Minimum Condition) has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than five business days (or for such longer period as may be agreed to by InterMune) until such time as such conditions shall have been satisfied or waived. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. If at any scheduled expiration date of the Offer the only condition to the Offer that has not been satisfied or waived is the Minimum Condition, then we have the right to (and, if requested by InterMune, must) extend the Offer for one or more consecutive periods of not more than five business days (or for such longer period as may be agreed by InterMune until such condition is satisfied).

We have no obligation, however, to extend the Offer beyond October 21, 2014, but if on such date all conditions to the Offer have been satisfied or waived other than the Regulatory Condition or certain other conditions related to governmental challenges to the Offer or the Merger based on the antitrust laws of certain jurisdictions, either InterMune or Parent can cause the Offer to be extended until March 20, 2015 in accordance with the above-described extension procedures. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period and are not permitted by the Merger Agreement to do so without InterMune’s consent.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedure for Tendering Shares.”

•	If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2855 (or please call (212) 929-5500 (collect) if you are located outside of the U.S. or Canada) for assistance. See “The Offer—Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

How do I tender shares that are not represented by a certificate?

If you directly hold uncertificated shares in an account with InterMune’s transfer agent, Computershare Trust Company, N.A., you should follow the instructions for book-entry transfer of your shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated InterMune shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your InterMune shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). Further, if we have not accepted your shares for payment by October 28, 2014, you may withdraw them at any time after October 28, 2014. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options, restricted stock units, restricted shares and/or outstanding purchase rights under the InterMune employee stock purchase plan participate in the Offer?

The Offer is only for shares of common stock of InterMune that are not subject to vesting conditions and not for any options to purchase shares, restricted stock units (“RSUs”), restricted shares (meaning shares subject to vesting conditions) or purchase rights under InterMune’s Amended and Restated 2000 Employee Stock Purchase Plan (the “InterMune ESPP”). If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable InterMune stock plan and award agreement, and tender the shares received upon the exercise in accordance with the terms of the Offer. Holders of unexercisable stock options will be unable to exercise such stock options and are not eligible to participate in the Offer with respect to the shares underlying such stock options. Holders of RSUs, restricted shares and/or purchase rights under the InterMune ESPP are not eligible to participate in the Offer.

Immediately prior to the closing of the Merger, each then-outstanding option to purchase shares, whether vested or unvested, will become fully exercisable and may be exercised immediately prior to the closing of the Merger. To the extent not exercised prior to the closing of the Merger, then, at the closing of the Merger, each option to purchase shares will be canceled, with the holder of such stock option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per share of the shares subject to such stock option, multiplied by (B) the number of shares subject to such stock option immediately prior to the closing of the Merger, less any required withholding taxes. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—InterMune Stock Options.”

At the closing of the Merger, each then-outstanding RSU with respect to shares will be canceled with the holder of such RSU becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of shares subject to such RSU immediately prior to the closing of the Merger (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—InterMune Restricted Stock Units.”

At the closing of the Merger, each then-outstanding award of restricted shares will be canceled, with the holder thereof becoming entitled to receive an amount of cash equal to (A) the Offer Price multiplied by (B) the number of restricted shares subject to such award immediately prior to the closing of the Merger (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—InterMune Restricted Shares.”

Effective immediately after the closing of the Offer, (A) the then-current purchase period under the InterMune ESPP will end and each participant’s accumulated payroll deduction will be used to purchase shares in accordance with the terms of the InterMune ESPP, (B) the shares so purchased will be converted at the closing of the Merger into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and (C) no further purchase period will commence under the InterMune ESPP following that date. At the closing of the Merger, InterMune will cause the InterMune ESPP to terminate, and no further purchase rights will be granted or exercised under the InterMune ESPP. See “The Offer—Section 13—The Transaction Documents—The Merger Agreement—InterMune Employee Stock Purchase Plan.”

Will the Offer be followed by a Merger if not all of the shares are tendered in the Offer? If the Offer is completed, will InterMune continue as a public company?

If we purchase at least a majority of the outstanding shares, on a fully diluted basis, in the Offer and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of us into InterMune as promptly as practicable in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of InterMune pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without InterMune’s consent to) accept shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders (other than

InterMune, its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive the price per share paid in the Offer. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for InterMune; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the Offer affect my shares?

If the Merger takes place between InterMune and Purchaser, InterMune stockholders not tendering their shares in the Offer (other than InterMune, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the price per share paid in the Offer, less any required withholding taxes. If we accept and purchase shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of InterMune, pursuant to Delaware law. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, InterMune may no longer be required to make filings with the United States Securities and Exchange Commission (the “SEC”) or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for InterMune; Stockholder Approval—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the effective time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the effective time of the Merger may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer; Plans for InterMune; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my shares as of a recent date?

On August 12, 2014, the last full trading day before the media reported rumors of a possible transaction involving InterMune, the highest reported intraday sale price per share on the NASDAQ Global Select Market (“NASDAQ”) was $45.80 in published financial sources. On August 22, 2014, the last full trading day before we announced our intention to commence the Offer, the highest intraday sale price of the shares on NASDAQ was $53.93 per share. On August 28, 2014, the last full trading day before the date of this Offer to Purchase, the closing price of the shares on NASDAQ was $73.21. Please obtain a recent quotation for the shares before deciding whether or not to tender your shares.

What are the U.S. federal income tax consequences of exchanging my shares pursuant to the Offer?

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside the U.S. or Canada). See the back cover of this Offer to Purchase.

To the Stockholders of InterMune, Inc.:

INTRODUCTION

Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of InterMune, Inc., a Delaware corporation (“InterMune”), for $74.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

You will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 28% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Citibank, N.A., the depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as August 22, 2014 (the “Merger Agreement”), among InterMune, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into InterMune (the “Merger”), with InterMune continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than shares held by InterMune, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares (the “InterMune Stock Options”), InterMune restricted stock units (the “InterMune RSUs”), InterMune restricted Shares (the “InterMune Restricted Shares”) or purchase rights under InterMune’s Amended and Restated 2000 Employee Stock Purchase Plan (the “InterMune ESPP”). The Merger Agreement provides that:

•	immediately prior to the Merger Effective Time, each then-outstanding InterMune Stock Option, whether vested or unvested, will become fully exercisable and may be exercised immediately prior to the Merger Effective Time. To the extent not exercised prior to the Merger Effective Time, then, at the Merger Effective Time, each InterMune Stock Option will be canceled, with the holder of such InterMune Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to such InterMune Stock Option, multiplied by (B) the number of Shares subject to such InterMune Stock Option immediately prior to the Merger Effective Time, less any required withholding taxes;

•	at the Merger Effective Time, each then-outstanding InterMune RSU will be canceled, with the holder of such InterMune RSU becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such InterMune RSU immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes;

•	at the Merger Effective Time, each then-outstanding award of InterMune Restricted Shares will be canceled, with the holder thereof becoming entitled to receive an amount of cash equal to (A) the Offer Price multiplied by (B) the number of InterMune Restricted Shares subject to such award immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes; and

•	effective immediately after the closing of the Offer, (A) the then-current purchase period under the InterMune ESPP will end and each participant’s accumulated payroll deduction will be used to purchase Shares in accordance with the terms of the InterMune ESPP, (B) the Shares so purchased will be converted at the Merger Effective Time into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and (C) no further purchase period will commence under the InterMune ESPP following that date. At the Merger Effective Time, InterMune will cause the InterMune ESPP to terminate, and no further purchase rights will be granted or exercised under the InterMune ESPP.

The InterMune board of directors (the “InterMune Board”) has duly and unanimously (i) approved the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, InterMune and its stockholders; (ii) resolved that the Merger shall be governed by and effected without a stockholders’ meeting pursuant to Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer; and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

InterMune will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the InterMune Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that represent at least a majority of the outstanding securities entitled generally to vote in the election of directors of InterMune, on a fully diluted basis, whether or not then vested and after giving effect to the exercise, conversion or exchange of any then outstanding options, rights and securities exercisable, convertible or exchangeable into such voting securities (which we refer to as the “Minimum Condition”); and expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under (A) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and (B) any German and Austrian competition, merger control, trade regulation, antitrust or similar laws (the “Specified Merger Control Laws”) applicable to the purchase of the Shares, in each case, without the imposition of any Burdensome Condition (as defined in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertaking”) (the “Regulatory Condition”). The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to InterMune, as of the close of business on August 19, 2014, the most recent practicable date, there were/was (i) 108,313,171 Shares issued and outstanding, of which 348,513 were InterMune Restricted

Shares, (ii) 60,533,785 Shares held by InterMune in its treasury, (iii) outstanding $1,500,000 in aggregate principal amount of InterMune’s 5.0% Convertible Senior Notes due 2015 (the “InterMune 2015 Convertible Notes”) and the conversion rate applicable to the InterMune 2015 Convertible Notes (without giving effect to any “make-whole” amount) was 52.9661 Shares per $1,000 principal amount, (iv) outstanding $24,721,000 in aggregate principal amount of InterMune’s 2.50% Convertible Senior Notes due 2018 (the “InterMune 2018 Convertible Notes”) and the conversion rate applicable to the InterMune 2018 Convertible Notes (without giving effect to any “make-whole” amount) was 77.7001 Shares per $1,000 principal amount, (v) outstanding $155,250,000 in aggregate principal amount of InterMune’s 2.50% Convertible Senior Notes due 2017 (the “InterMune 2017 Convertible Notes” and together with the InterMune 2015 Convertible Notes and the InterMune 2018 Convertible Notes, the “InterMune Convertible Notes”) and the conversion rate applicable to the InterMune 2017 Convertible Notes (without giving effect to any “make-whole” amount) was 31.4465 Shares per $1,000 principal amount, (vi) no Shares of preferred stock issued or outstanding, (vii) 4,711,825 Shares were subject to outstanding InterMune Stock Options, (viii) InterMune RSUs with respect to 1,409,478 Shares (assuming any applicable performance conditions deemed to be achieved at maximum performance), (ix) 13,585 Shares were subject to outstanding rights under the InterMune ESPP (assuming that the closing price per Share as reported on NASDAQ on the last day of the offering period in effect under the InterMune ESPP on September 30, 2014 was equal to the Offer Price) and (x) 4,344,599 Shares were reserved for issuance pursuant to InterMune’s Amended and Restated 2000 Equity Incentive Plan, the InterMune’s Amended and Restated 2000 Non-Employee Directors’ Stock Option Plan and the ESPP (such plans together, the “InterMune Stock Plans”), 472,823 of which are expected to be subject to InterMune Stock Options and InterMune RSUs scheduled to be granted to newly hired employees of InterMune on September 8, 2014.

Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 60,665,201 Shares are validly tendered pursuant to the Offer and not withdrawn.

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of InterMune.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of InterMune stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for InterMune; Stockholder Approval.”

The Offer is conditioned upon the fulfillment of the conditions described in “ The Offer—Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless we extend the Offer. See “ The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of InterMune’s stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” on or prior to the Expiration Time. “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available without the consent of InterMune.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition and Regulatory Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer (other than the Minimum Condition) has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than five business days until such time as such conditions shall have been satisfied or waived. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or for any period otherwise required by applicable law. If at any scheduled expiration date of the Offer the only condition to the Offer that has not been satisfied or waived is the Minimum Condition, then we have the right to (and, if requested by InterMune, must) extend the Offer for one or more consecutive periods of not more than five business days (or for such longer period as may be agreed by InterMune) until such condition is satisfied. We have no obligation, however, to extend the Offer beyond October 21, 2014, but if on such date all conditions to the Offer have been satisfied or waived other than the Regulatory Condition or certain other conditions related to governmental challenges to the Offer or the Merger based on the antitrust laws of certain jurisdictions, either InterMune or Parent can cause the Offer to be extended until March 20, 2015 in accordance with the above-described extension procedures. See “—Section 4—Withdrawal Rights.”

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer, provided that InterMune’s consent is required for Purchaser to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Condition or the condition requiring the Merger Agreement not to have been terminated in order to close the Offer, (iv) add to any of the conditions described in “—Section 15—Conditions to the Offer” or amend, modify or supplement any such condition in any manner adverse to any holders of Shares, (v) terminate, or extend or otherwise change the Expiration Time, except as described under “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” below, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

As soon as practicable after the closing of the Offer, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of InterMune pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

InterMune has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act or any Specified Merger Control Law, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by InterMune and us.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (ii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by InterMune and us.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of InterMune’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of InterMune’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after October 28, 2014, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedure for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including stockholders that actually or constructively own more than 5% of the Shares and certain former citizens or residents of the United States.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Your exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Substitute Form W-9 and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “ITMN.” The following table sets forth the high and low intraday sales prices per Share on NASDAQ each quarter during InterMune’s fiscal years ended December 31, 2012 and December 31, 2013, as reported in InterMune’s Annual Report on Form 10-K for the period ended December 31, 2013 (the “InterMune 10-K”), and thereafter, as reported in published financial sources:

	High	Low
	($)
2012
First Quarter	17.37	12.25
Second Quarter	15.52	9.66
Third Quarter	12.77	7.21
Fourth Quarter	10.40	7.80
2013
First Quarter	10.82	8.21
Second Quarter	10.55	8.61
Third Quarter	16.00	9.60
Fourth Quarter	15.88	11.62
2014
First Quarter	38.73	11.98
Second Quarter	47.65	24.27
Third Quarter (through August 28, 2014)	73.44	39.75

InterMune does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, InterMune is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares. If we acquire control of InterMune, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On August 12, 2014, the last full trading day before the media reported rumors of a possible transaction involving InterMune, the highest reported intraday sale price per Share on NASDAQ was $45.80 in published financial sources. On August 22, 2014, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on NASDAQ was $53.93 in published financial sources. Between August 22, 2014 and August 28, 2014, the highest daily intraday sale price per Share and lowest intraday sale price per Share on NASDAQ ranged between $52.65 and $73.44. On August 28, 2014, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on NASDAQ was $73.44. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (InterMune, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on any such NASDAQ market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on any such NASDAQ market if, among other things, (i) the number of publicly held Shares were less than 500,000, (ii) the aggregate market value of the publicly held Shares were less than $1,000,000 or (iii) there were fewer than 300 stockholders.

If NASDAQ were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of InterMune to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of InterMune subject to registration, would substantially reduce the information required to be furnished by InterMune to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to InterMune. Furthermore, “affiliates” of InterMune and persons holding “restricted securities” of InterMune may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of InterMune’s reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning InterMune

The information concerning InterMune contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by InterMune to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent or the Depositary.

According to the InterMune 10-K, InterMune was incorporated in California in 1998 and reincorporated in Delaware in 2000 in connection with its initial public offering. InterMune’s principal executive offices are located at 3280 Bayshore Boulevard, Brisbane, CA 94005. The telephone number of InterMune’s principal executive offices is (415) 466-2200.

The following description of InterMune and its business has been taken from the InterMune 10-K, and is qualified in its entirety by reference to the InterMune 10-K: InterMune is a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. In pulmonology, InterMune is focused on therapies for the treatment of idiopathic pulmonary fibrosis (IPF), a progressive, irreversible, unpredictable and ultimately fatal lung disease. Pirfenidone, the only medicine approved for IPF anywhere in the world, is approved for marketing by InterMune in all 28 member countries of the European Union (EU) and Canada. In September 2011, InterMune launched commercial sales of pirfenidone in Germany under the trade name Esbriet, and Esbriet is now also commercially available in various European countries, including key markets such as France, Italy and the UK. In addition, InterMune launched in Canada in January 2013. Pirfenidone is not approved for sale in the United States but is currently in a Phase 3 clinical trial to support regulatory registration in the United States. InterMune’s research programs are focused on the discovery of targeted, small-molecule therapeutics and biomarkers to treat and monitor serious pulmonary and fibrotic diseases.

Certain Information Concerning InterMune Management Projections

Other than full-year financial guidance provided to investors which may cover such areas as revenue and operating expenses, among other items, and which it may update from time to time during the relevant year, InterMune does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. However, in connection with Parent’s due diligence review, InterMune provided to Parent and Purchaser certain limited projected financial information concerning InterMune for fiscal years 2014 through 2032 (the “Projections”). These Projections are included herein only because such information was provided to Parent and Purchaser in connection with its evaluation of a potential business combination transaction. The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser, InterMune or their respective affiliates or representatives consider the Projections to be material information of InterMune or necessarily predictive of actual future events, and the Projections should not be relied upon as such. As noted in the Schedule 14D-9, the InterMune Board does not believe that the Projections for Fiscal Years 2026 to 2032 in the table below reflect management’s best estimates of future performance of InterMune and were not an appropriate basis for valuation by its financial advisors.

The Projections provided by InterMune management included:

	Fiscal Year Ending December 31,
	2014E(1)	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E(2)	2027E(2)	2028E(2)	2029E(2)	2030E(2)	2031E(2)	2032E(2)
	($ in millions)
Total Net Revenue	$148	$476	$734	$960	$1,306	$1,852	$2,621	$3,097	$3,366	$3,583	$3,767	$3,927	$4,073	$4,214	$4,360	$4,523	$4,714	$4,915	$5,128
Operating income	($288)	($112)	$69	$224	$503	$963	$1,651	$2,080	$2,315	$2,508	$2,637	$2,749	$2,851	$2,950	$3,052	$3,166	$3,300	$3,441	$3,590

(1)	The Projections summarized in this section have not been updated to reflect any changes after the date they were prepared or any actual results of operations of InterMune since December 31, 2013.
(2)	Please see the description of “Unadjusted Forecasts” in “Item 4—The Solicitation or Recommendation—Certain InterMune Forecasts” of the Schedule 14D-9 for a discussion of the Projections for the years 2026-2032.

InterMune has advised Parent and Purchaser that the Projections are subjective in many respects and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. InterMune has also advised us that the Projections also reflect numerous assumptions, all made by InterMune’s management (and not all of which were provided to Parent or Purchaser prior to the date of the Merger Agreement or have been provided since), including, without limitation, with respect to (1) general business, economic, competitive, regulatory, market and financial conditions, (2) pirfenidone sales for treatment of IPF, (3) pirfenidone sales commencing in the United States in the fourth quarter of 2014, (3) IPF patient population size and IPF persistency rate, (4) market share, competition and pricing and (5) other relevant factors relating to the commercialization of pirfenidone, as well as how certain of these assumptions may change over time. These assumptions regarding future events are difficult to predict and many are beyond InterMune’s control. Accordingly, there can be no assurance that the assumptions made by InterMune in preparing the Projections will be realized and actual results may be materially greater or lesser than those contained in the Projections. InterMune has also advised us that because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of pirfenidone. Important factors that may affect actual results and results in the Projections not being achieved include, but are not limited to, the timing of regulatory approval and launch, labeling, market uptake of pirfenidone, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in InterMune’s SEC filings, including InterMune’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, and described under the section below entitled “Forward-Looking Statements” therein. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug candidates is, in particular, a highly speculative endeavor.

InterMune has advised Parent and Purchaser that these Projections were not prepared with a view to public disclosure or compliance with the guidelines the American Institute of Certified Public Accountants regarding projections or forecasts or the guidelines of the SEC regarding forward-looking statements. Moreover, InterMune has advised Parent and Purchaser that the Projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and InterMune’s independent auditors have not examined, compiled or performed any procedures with respect to the Projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that InterMune may achieve the results contained in the projections, and accordingly assume no responsibility for them. For a more detailed description of the limitations on and uncertainties inherent in the Projections, please see InterMune’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

None of Parent, Purchaser, InterMune or any of their respective affiliates or representatives makes any representation to any person, including holders of Shares, regarding the Projections or the ultimate performance of Parent, InterMune, Purchaser or any of their respective affiliates, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Offer to Purchase are cautioned not to place undue, if any, reliance on the Projections.

Additional Information

InterMune is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. InterMune’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Purchaser and Parent

We are a Delaware corporation incorporated on August 20, 2014, with principal executive offices at 1209 Orange Street, Wilmington, Delaware 19801. The telephone number of our principal executive offices is (973) 235-5000. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a Delaware corporation, with principal executive offices at 1 DNA, MS #24, South San Francisco, CA 94080. The telephone number of its principal executive offices is (650) 225-1000. Parent is an indirect subsidiary of Ultimate Parent, a holding company which, through its subsidiaries (collectively, “Roche”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalized healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Twenty-four medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy. In 2013, Roche employed over 85,000 people worldwide, invested 8.7 billion Swiss francs in R&D and posted sales of 46.8 billion Swiss francs. Genentech, in the United States, is a wholly owned member of the Roche group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of InterMune.

In October 2006, InterMune entered into a collaboration agreement (the “2006 Collaboration Agreement”) with two entities in the Roche group, Hoffmann-LaRoche Inc. and F.Hoffmann-La Roche Ltd (the “Roche Counterparties”), to develop and commercialize products from InterMune’s HCV protease inhibitor program, including danoprevir, which entered Phase 2b clinical trials in 2009. Upon entering into the 2006 Collaboration Agreement, InterMune received an upfront payment of $60 million and a $10 million milestone payment from the Roche Counterparties together with the right to receive additional payments upon the achievement of certain clinical and commercialization milestones. During the term of the 2006 Collaboration Agreement, InterMune received additional milestone payments totaling $45 million.

In October 2010, InterMune entered into an asset purchase agreement with the Roche Counterparties (the “Asset Purchase Agreement”) to sell its worldwide development and commercialization rights in danoprevir to the Roche Counterparties for $175 million in cash. In connection with the transaction contemplated by the Asset Purchase Agreement, the 2006 Collaboration Agreement was terminated. The assets purchased by the Roche Counterparties pursuant to the Asset Purchase Agreement included certain specified intellectual property, as well as certain regulatory filings, assumed contracts, books and records, and product data related to danoprevir. In connection with the Asset Purchase Agreement, the Roche Counterparties also assumed certain of InterMune’s liabilities and obligations relating to certain of the assumed contracts, including potential future milestone and royalty obligations payable to Novartis Corporation and Array BioPharma, Inc. in connection with the further development of danoprevir by the Roche Counterparties In addition, InterMune granted the Roche Counterparties an exclusive, irrevocable, non-terminable, fully paid-up license of certain of InterMune’s intellectual property rights for use by the Roche Counterparties in the development and commercialization of danoprevir.

In December 2010, InterMune entered into an agreement with the Roche Counterparties related to the discovery and development of next-generation protease inhibitors for the treatment of HCV. The Roche Counterparties funded all research costs related to these efforts during the period of July 1, 2010 to June 30, 2011. Work under this agreement has concluded and InterMune now owns all rights to the next-generation NS3/4A protease inhibitors developed under this agreement.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of InterMune; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of InterMune during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s, and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of InterMune (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InterMune or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InterMune or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we, through our Ultimate Parent and its controlled affiliates, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the closing of the Offer, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining shares for the same cash per share price in the Merger.

10.	Source and Amount of Funds

We estimate that we will need approximately $8.9 billion to purchase all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding InterMune Stock Options, InterMune Restricted Shares, InterMune RSUs and purchase rights under the InterMune ESPP held by InterMune employees, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger (including such amounts which may become due and payable in respect of the outstanding InterMune Convertible Notes). Ultimate Parent and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Ultimate Parent’s or its controlled affiliates’ general corporate funds, commercial paper lines and the issuance of new bonds. Neither we nor Ultimate Parent has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or the funding thereof.

11.	Background of the Offer; Contacts with InterMune

Background of the Offer

As part of the continuous evaluation of its businesses and plans, Roche regularly considers a variety of strategic options and potential transactions. In recent years, Roche has evaluated various alternatives for expanding its pharmaceutical business, including entering into collaboration and licensing arrangements and acquisitions of pharmaceutical or biotechnology companies.

In early 2011, Roche had preliminary contacts with InterMune regarding a potential acquisition of InterMune by Roche, and on March 30, 2011, Roche sent InterMune a conditional, non-binding indication of interest to acquire InterMune. Roche ultimately chose not to pursue an acquisition of InterMune at that time.

In February 2014, InterMune reported top-line data for the Phase III ASCEND clinical trial of pirfenidone in IPF.

In May 2014, InterMune presented the full results of the ASCEND Phase III clinical trial for pirfenidone in IPF at the International Conference of the American Thoracic Society (ATS) and published on-line in the New England Journal of Medicine.

On July 18, 2014, Dr. Severin Schwan, Chief Executive Officer of Ultimate Parent, called Daniel G. Welch, Chairman, Chief Executive Officer and President of InterMune, and suggested that they meet in San Francisco on July 25. Mr. Welch agreed to meet with Dr. Schwan.

On July 25, 2014, Messrs. Schwan and Welch met in San Francisco. During that meeting, they discussed, among other things, the industry and their respective companies. Dr. Schwan indicated that Roche was interested in engaging in discussions with InterMune concerning the potential acquisition of InterMune by Roche. Dr. Schwan described the potential benefits to InterMune and InterMune’s stockholders of an acquisition of InterMune by Roche. Messrs. Schwan and Welch discussed the potential timing of InterMune’s launch of pirfenidone in the US, and Mr. Welch expressed a concern that any discussions concerning a potential transaction not interfere with that launch. Mr. Welch indicated that, were the InterMune Board to authorize discussions with Roche, special attention should be placed on confidentiality as rumors could be detrimental to the pirfenidone US launch preparations, which were on-going. Dr. Schwan did not make a specific proposal to acquire InterMune at this meeting, but told Mr. Welch that Roche would send a letter with a specific proposal.

On July 26, 2014, Dr. Schwan sent to Mr. Welch a cover letter together with a letter of from Roche proposing that Roche acquire InterMune at a price of $70.00 per share in cash. The letter indicated that the proposal was subject to due diligence, negotiation of mutually acceptable transaction document and receipt of all necessary internal approvals. The $70.00 per share proposal reflected a premium of 53.8% to the closing price of InterMune’s common stock on July 25, 2014.

On July 27, 2014, Mr. Welch and Dr. Schwan spoke by phone. Mr. Welch requested that Dr. Schwan provide him with a detailed plan for the conduct of due diligence requested by Roche. On July 28, 2014, Dr. Schwan sent to Mr. Welch a proposed transaction timeline and a list of Roche’s priority due diligence requests.

On August 4, 2014, Messrs. Schwan and Welch spoke again by phone. During that conversation, Mr. Welch suggested a process in which Roche would engage in high priority due diligence, after which Roche would submit a revised proposal and, if the revised proposal was at a price level that was acceptable to InterMune, Roche would be permitted to complete its due diligence. Dr. Schwan agreed that Roche would follow the process suggested by Mr. Welch. Dr. Schwan and Mr. Welch discussed the possibility of an in-person senior management session as part of the due diligence process. Mr. Welch also stated during this conversation that Roche’s proposal of $70.00 per share would not be acceptable to the InterMune Board, but InterMune was willing to continue discussions with Roche on this basis.

Later that day, Cravath, Swaine & Moore LLP (“Cravath”), legal advisor to InterMune, sent a draft confidentiality agreement and draft of the Merger Agreement to Roche and Davis Polk & Wardwell LLP (“Davis Polk”), legal advisor to Roche. The initial draft Merger Agreement provided for a post-signing, go-shop period, during which InterMune would be permitted to solicit potential superior proposals. The initial draft Merger Agreement also proposed a two-tiered termination fee of (a) approximately 1.0% of the equity value of InterMune, which would be payable by InterMune to Roche in certain circumstances relating to a termination of the Merger Agreement resulting from a competing proposal made during the go-shop period, or (b) approximately 2.0% of the equity value of InterMune relating to the termination of the Merger Agreement in certain other circumstances.

On August 5 and 6, 2014, Roche, InterMune and their respective legal advisors negotiated the terms of, and then executed, a confidentiality agreement, including a standstill. Following the execution of the confidentiality agreement, InterMune began to provide Roche with due diligence access.

On August 12, 2014, representatives of Roche and its advisors met with representatives of InterMune and its advisors in San Francisco for a senior management session.

On August 13, 2014, various media outlets reported rumors that InterMune had engaged financial advisors and was preparing for possible takeover bids. The closing price of InterMune’s common stock that day was $52.06, an increase of approximately 14.5% over the $45.49 closing price of the Shares on August 12, 2014.

On August 14, 2014, Mr. Welch communicated to Dr. Schwan that because price and closing certainty were both paramount issues for InterMune, Roche should provide its mark-up of the tender offer/merger closing conditions, material adverse effect definition contained in the draft Merger Agreement and other terms that might impact the allocation of risk related to launch and closing certainty before engaging in any further discussions on price.

Later on August 14, 2014, Davis Polk provided Cravath with a mark-up of the tender offer/merger closing conditions, material adverse effect definition and other requested terms contained in the draft Merger Agreement. Shortly thereafter, Davis Polk and Cravath discussed these provisions.

On August 15, 2014, Messrs. Schwan and Welch spoke by phone. During that conversation, Messrs. Schwan and Welch engaged in a negotiation on price, which culminated in Dr. Schwan proposing an improved offer of $74.00 per InterMune share, subject to the approval of the Ultimate Parent’s board of directors and the finalization of satisfactory due diligence and negotiation of a mutually acceptable Merger Agreement. Mr. Welch agreed he would take this offer to the InterMune Board. Dr. Schwan increased the offer to $74.00 per share with the same conditions and Mr. Welch agreed he would take this offer to the InterMune Board. During this conversation, Messrs. Schwan and Welch also discussed employee retention issues and agreed to target August 25, 2014 to announce the transaction. The $74.00 per share proposal reflected a premium of 63.0% to the closing price of InterMune’s common stock on August 12, 2014.

Later on August 15, 2014, Davis Polk sent to Cravath a mark-up of the Merger Agreement. This draft removed the go-shop provisions and provided for a termination fee of 4.0% of the equity value of InterMune, which would be payable by InterMune to Roche in certain circumstances.

On August 16, 2014, representatives of Davis Polk and Cravath discussed the Merger Agreement. Thereafter, until the execution and delivery of the Merger Agreement, Davis Polk and Cravath engaged in regular communications regarding, and exchanged a number of drafts of, the Merger Agreement. During the conversations, representatives of Davis Polk informed representatives of Cravath on several occasions that Roche was unwilling to agree to a go-shop and that a go-shop was inappropriate in light of the significant premium implied by Roche’s $74.00 per share proposal.

On August 18, 2014, Messrs. Schwan and Welch communicated regarding the key unresolved issues in the Merger Agreement, including provisions relating to the material adverse effect definition and the parties’ obligations with respect to obtaining the necessary antitrust approvals for the transaction. These issues remained unresolved following these communications.

On August 19, 2014, Messrs. Schwan and Welch spoke following the conclusion of a meeting of the InterMune Board. During that conversation, Mr. Welch relayed to Dr. Schwan the views of the InterMune Board on certain unresolved Merger Agreement issues, including the material adverse effect definition, the parties’ obligations with respect to obtaining the necessary antitrust approvals for the transaction, the inclusion of a go-shop provision that would allow InterMune to solicit competing acquisition proposals for a limited period of time following the execution of the Merger Agreement, the inclusion of “matching rights” for Roche in the event of a competing acquisition proposal and the size of the termination fee that would be payable to Roche in certain circumstances.

On August 20, 2014, the board of directors of Ultimate Parent met to review the status of the InterMune acquisition and authorized Dr. Schwan to continue negotiations with InterMune.

During the period beginning on August 19, 2014 and in the ensuing days, Messrs. Schwan and Welch spoke several times and discussed the remaining key open points relating to, among other things, the size of the break-up fee and closing certainty around antitrust approvals, and agreed to target an August 24, 2014 announcement. During the period from August 20, 2014 through August 22, 2014, Parent, the Company and their respective advisors continued to negotiate the terms of the Merger Agreement.

On August 22, 2014, Messrs. Schwan and Welch spoke and resolved the remaining outstanding issues. Messrs. Schwan and Welch instructed their respective legal teams to implement the agreed resolution of the issues.

During the evening and very late hours of August 22, 2014, the parties finalized and entered into the Merger Agreement. On August 24, 2014, the parties publicly announced the transaction.

12.	Purpose of the Offer; Plans for InterMune; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for InterMune

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, InterMune. The Offer, as the first step in the acquisition of InterMune, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of InterMune not purchased pursuant to the Offer or otherwise and to cause InterMune to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger,” the Shares acquired in the Offer will be canceled in the Merger and the capital stock of InterMune as the surviving corporation will be the capital stock of Purchaser. Following the Merger, Parent, Purchaser and InterMune will use their commercially reasonable efforts to ensure that the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of InterMune as the surviving corporation, and the officers of InterMune immediately prior to the Merger Effective Time will be the officers of InterMune as the surviving corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NASDAQ will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in InterMune or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in InterMune. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of InterMune.

Except as otherwise provided herein, it is expected that, following the Merger, the business and operations of InterMune will ultimately become part of Ultimate Parent and will be integrated into Roche’s Genentech business in the United States and into the Roche organizations in Europe and Canada, subject to legal review and consultation where appropriate. Ultimate Parent and Parent intend to conduct a comprehensive review of InterMune’s business, operations, capitalization and management with a view to optimizing development of InterMune’s potential in conjunction with Parent’s business. In connection with this integration and after the Merger Effective Time, Parent may transfer InterMune as the surviving corporation and/or some of its subsidiaries to another entity within Roche. Parent will continue to evaluate the business and operations of InterMune during and after the consummation of the Offer and prior to the Merger Effective Time and, following the Merger, will take such actions as it deems appropriate under the circumstances then existing. As part of planning for the integration of InterMune and Parent, Parent is considering the retention of certain executive officers of InterMune and, in connection therewith, may enter into new retention arrangements with such officers. There can be no assurance that any parties will reach an agreement on any terms, or at all.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Purchaser and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving InterMune or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the InterMune Board or management, (iii) any material change in the InterMune’s capitalization or dividend policy, (iv) any other material change in InterMune’s corporate structure or business, (v) any class of equity securities of InterMune being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of InterMune becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of InterMune’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of InterMune stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Effective Time of the Merger as determined by the Court of Chancery of the State of Delaware,. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to InterMune a written demand for appraisal of Shares held, which demand must reasonably inform InterMune of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of InterMune’s stockholders to appraisal rights under Delaware law in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of InterMune desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, InterMune or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Ultimate Parent’s or InterMune’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, InterMune or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and InterMune publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than August 29, 2014) for all of the Shares at a purchase price of $74.00 per share, net to the seller in cash, without interest and less any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Regulatory Condition and the satisfaction or waiver of the other conditions set forth in “—Section 15—Conditions to the Offer.” Purchaser expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer, except that, without the consent of InterMune, it will not:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive, amend or modify the Minimum Condition or the Termination Condition (as defined in “—Section 15—Conditions to the Offer”);

•	add to the conditions to the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares;

•	terminate, or extend or otherwise change the Expiration Time, except as described under “—Extensions of the Offer” below;

•	change the form of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares; or

•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Extensions of the Offer

The Merger Agreement requires that Purchaser (A) extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by InterMune), if at the scheduled Expiration Date any of the conditions to the Offer (other than the Minimum Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived and (B) extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof applicable to the Offer. In addition, if at a scheduled Expiration Date, each condition to the Offer (other than the Minimum Condition) shall have been satisfied or waived and the Minimum Condition shall not have been satisfied, the Merger Agreement accords Purchaser the right to (and requires that, upon InterMune’s request, Purchaser) extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by InterMune).

Notwithstanding the foregoing, Purchaser has no obligation to extend the Offer beyond October 21, 2014, but if on such date all conditions to the Offer have been satisfied or waived other than the Regulatory Condition or certain other conditions related to governmental challenges to the Offer or the Merger based on the antitrust laws of certain jurisdictions, either InterMune or Parent can cause the Offer to be extended until March 20, 2015 in accordance with the above-described extension procedures. The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into InterMune, and InterMune will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares owned by InterMune, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash and without interest, less any required withholding taxes, an amount equal to the Offer Price.

The certificate of incorporation of InterMune as in effect immediately prior to the Merger Effective Time will be amended by virtue of the Merger at the effective time of the Merger to be identical to the certificate of incorporation included as Exhibit B to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will be the bylaws of InterMune as the surviving corporation. Parent, Purchaser and InterMune will use their commercially reasonable efforts to ensure that the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of InterMune as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of InterMune immediately prior to the Merger Effective Time will be the officers of InterMune as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of InterMune stockholders.

InterMune Stock Options

The Merger Agreement provides that prior to the Merger Effective Time, the InterMune Board (or an appropriate committee thereof) will adopt resolutions or take such other actions as may be required to cause, (i) immediately prior to the Merger Effective Time, each then-outstanding InterMune Stock Option, whether vested or unvested, to become fully exercisable and such InterMune Stock Options may be exercised immediately prior to the Merger Effective Time and (ii) to the extent not exercised prior to the Merger Effective Time, then, at the Merger Effective Time, each InterMune Stock Option to be canceled, with the holder of such InterMune Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price minus (2) the exercise price per Share of the Shares subject to such InterMune Stock Option, multiplied by (B) the number of Shares subject to such InterMune Stock Option immediately prior to the Merger Effective Time, less any required withholding taxes.

InterMune Restricted Stock Units

The Merger Agreement provides that prior to the Merger Effective Time, the InterMune Board (or an appropriate committee thereof) will adopt resolutions or take such other actions as may be required to cause, at the Merger Effective Time, each then-outstanding InterMune RSU to be canceled, with the holder of such InterMune RSU becoming entitled to receive an amount in cash equal to (A) the Offer Price multiplied by (B) the number of Shares subject to such InterMune RSU immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

InterMune Restricted Shares

The Merger Agreement provides that prior to the Merger Effective Time, the InterMune Board (or an appropriate committee thereof) will adopt resolutions or take such other actions as may be required to cause, at the Merger Effective Time, each then-outstanding award of InterMune Restricted Shares to be canceled, with the holder thereof becoming entitled to receive an amount of cash equal to (A) the Offer Price multiplied by (B) the number of InterMune Restricted Shares subject to such award immediately prior to the Merger Effective Time (with any applicable performance conditions deemed to be achieved at maximum performance), less any required withholding taxes.

InterMune Employee Stock Purchase Plan

The Merger Agreement provides that immediately after the closing of the Offer, the InterMune Board (or an appropriate committee thereof) will adopt resolutions or take such other actions as may be required to cause effective immediately after the closing of the Offer, (A) the then-current purchase period under the InterMune ESPP to end and each participant’s accumulated payroll deduction to be used to purchase Shares in accordance with the terms of the InterMune ESPP, (B) the Shares so purchased to be converted at the Merger Effective Time into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes and (C) no further purchase period to commence under the InterMune ESPP following that date.

In addition, the InterMune Board will cause InterMune to terminate the InterMune ESPP at the Merger Effective Time such that no further purchase rights can be granted or exercised under the InterMune ESPP thereafter.

Representations and Warranties

In the Merger Agreement, InterMune has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure letter that InterMune delivered to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate organization, standing and power; (ii) capital structure; (iii) subsidiaries and other equity interests; (iv) authority; execution, delivery and enforceability of the Merger Agreement; (v) non-contravention, required filings and consents; (vi) SEC filings, financial statements and internal controls; (vii) absence of undisclosed liabilities; (viii) information to be included in the Offer documents and the Schedule 14D-9; (ix) absence of certain changes or events; (x) taxes; (xi) labor relations; (xii) employee benefits; (xiii) real and personal property; (xiv) litigation; (xv) material contracts; (xvi) compliance with laws; (xvii) environmental matters; (xviii) intellectual property; (xix) insurance; (xx) broker’s and similar fees; (xxi) opinions of financial advisors; and (xxii) inventory. In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to InterMune that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) organization, standing and power; (ii) Purchaser’s capital structure; (iii) authority; execution, delivery and enforceability of the Merger Agreement; (iv) non-contravention; required filings and consents; (v) information to be included in the Offer documents and the Schedule 14D-9; (vi) broker’s or similar fees; (vii) litigation; (vii) ownership of securities of InterMune; and (viii) availability of funds.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as (i) disclosed in the confidential disclosure letter that InterMune delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, (ii) specifically permitted or required by the Merger Agreement, (iii) required by applicable law, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), InterMune has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course and use commercially reasonable efforts to: preserve intact its present business organization; maintain in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of governmental entities necessary for it to conduct its business as presently conducted; keep available the services of its officers and employees; and preserve its present relationships with customers, suppliers, licensors, licensees and distributors and others having material business dealings with it.

In addition, during the same period, except as (i) disclosed in the confidential disclosure letter that InterMune delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, (ii) specifically permitted or required by the Merger Agreement, (iii) required by applicable law, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), InterMune has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of InterMune to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of capital stock of InterMune or any of its subsidiaries or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire any such shares of capital stock;

•	issue, grant, deliver or sell any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire such shares, any indebtedness with voting rights or other rights that give any person the right to receive any economic or voting interest of a nature accruing to the holders of Shares;

•	amend its certificate of incorporation, by-laws or other comparable organizational documents;

•	acquire or agree to acquire, in a single transaction or a series of related transactions, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person for aggregate consideration in excess of a specified threshold;

•	except as required by the terms of employee benefit plans and agreements in effect on the date of the Merger Agreement, (i) adopt, enter into, establish, terminate, amend or modify any (A) collective bargaining, works council or other labor agreement or (B) employee benefit plan or agreement with respect to any director, executive officer or key employee or, other than in the ordinary course of business, with respect to any other employee; (ii) grant any increase in compensation or other benefits to any director, executive officer or key employee or, other than in the ordinary course of business consistent with past practice, other employee; (iii) adopt, enter into, establish, amend or modify or grant to any director, executive officer, employee or other service provider any severance, change of control or termination arrangement or pay, or increase any such pay; (iv) enter into any offer letter, employment or consulting agreement with any director, executive officer or key employee or, other than in the ordinary course of business consistent with past practice, any other employee; (v) hire or contract for services of any employee or other service provider with an annual base salary, wages or fees in excess of $250,000; (vi) terminate any executive officer or key employee other than for cause, death or disability; or (vii) take any action to accelerate any rights or benefits under any employee benefit plan or agreement;

•	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of InterMune;

•	sell, lease (as lessor), license or otherwise dispose of, or pledge, encumber or otherwise subject to any lien, any properties or assets that are material, individually or in the aggregate, to InterMune and its subsidiaries, taken as a whole;

•	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person (except for short-term borrowings incurred in the ordinary course of business);

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of InterMune or any of its subsidiaries;

•	guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	make or agree to make any capital expenditure or expenditures not reflected in a budget that, in the aggregate, are in excess of a specified threshold;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended tax return of InterMune or any InterMune subsidiary or enter into any material closing agreement, settle any material tax claim or assessment, surrender any right to claim a material tax refund, offset or other material reduction in tax liability, or, except in the ordinary course of business, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•	enter into, terminate or modify or amend in a manner that is materially adverse to InterMune, or waive or release any material rights under, any material contract or contract that, if existing on the date of the Merger Agreement, would have been a material contract;

•	settle, or offer or propose to settle, any legal proceeding involving InterMune or any of its subsidiaries that is material to InterMune and its subsidiaries, taken as a whole;

•	settle, or offer to propose to settle, any stockholder litigation or dispute against InterMune or any of its officers and directors that relates to the transactions contemplated by the Merger Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

During the same period, each of InterMune and Parent has agreed that it will not, and will not permit any of their respective subsidiaries to, take any action that would, or would reasonably be expected to, result in any of the conditions to the Offer set forth in “Section 15—Conditions to the Offer” or any of the conditions to the Merger set forth in “Section 13—Transaction Documents—The Merger Agreement—Conditions to the Merger” not being satisfied.

No Solicitation

Pursuant to the Merger Agreement, InterMune has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees, investment bankers, attorneys and other advisors or representatives (“Representatives”) to:

•	directly or indirectly solicit, initiate or knowingly facilitate or encourage the submission of any Takeover Proposal (as defined below) or any inquiry relating thereto;

•	enter into any agreement or understanding with respect to any Takeover Proposal; or

•	directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to or in connection with, or take any other action intended to facilitate or encourage the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal.

In addition, the InterMune Board has agreed, to the extent consistent with its fiduciary duties, not to authorize or permit InterMune or its subsidiaries (or any of their respective Representatives) to fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any capital stock of InterMune or any of its subsidiaries (and to the extent any such waiver or release is granted or such standstill or similar agreement is not enforced, the standstill provisions of the Confidentiality Agreement (as defined below) will be deemed to be correspondingly waived or released or will not be enforced, as applicable).

InterMune has agreed that it will, and will cause its subsidiaries and direct its Representatives to immediately:

•	cease all discussions and negotiations regarding any proposal pending on the date of the Merger Agreement that constitutes, or could reasonably be expected to lead to, a Takeover Proposal;

•	request the prompt return or destruction of all confidential information previously furnished to any person within the last six months for the purposes of evaluating a possible Takeover Proposal; and

•	terminate access to any physical or electronic data rooms relating to a possible Takeover Proposal.

Notwithstanding the foregoing, at any time prior to the closing of the Offer, in response to a Takeover Proposal that did not result from a breach of the non-solicitation provisions described above and that the InterMune Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below), InterMune may (A) furnish information with respect to InterMune to the person making such Takeover Proposal and its Representatives pursuant to a customary confidentiality agreement that, subject to certain exceptions, contains confidentiality provisions that are no less favorable in the aggregate to InterMune than those contained in the Confidentiality Agreement so long as InterMune also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, in accordance with the terms of the Confidentiality Agreement, any non-public information furnished to such other person which was not previously furnished to Parent, except to the extent providing Parent with such information would violate applicable law, and (B) participate in discussions or negotiations with such person and its Representatives regarding such Takeover Proposal, including soliciting the making of a revised Takeover Proposal that constitutes or would reasonably be expected to lead to a Superior Proposal.

However, InterMune is required as promptly as practicable (and in any event within 24 hours after receipt thereof) to notify Parent of the receipt of any Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Takeover Proposal, which notice must include the identity of the person making any such Takeover Proposal or inquiry and the material terms thereof. InterMune will keep Parent reasonably informed of the status of any such Takeover Proposal or inquiry (including promptly informing Parent of any change to the material terms or conditions thereof).

“Takeover Proposal” means any inquiry, proposal or offer from any person or group relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the InterMune Board) of the assets (including capital stock of InterMune’s subsidiaries) of InterMune and its subsidiaries, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of InterMune or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving InterMune that, if consummated, would result in any person or group (or the shareholders of any person) owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of InterMune or of the surviving entity or the resulting direct or indirect parent of InterMune or such surviving entity, other than, in each case, the transactions contemplated by the Merger Agreement.

“Superior Proposal” means any bona fide written Takeover Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of InterMune or of the surviving entity or the resulting direct or indirect parent of InterMune or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined by the InterMune Board) of the assets (including capital stock of InterMune subsidiaries) of InterMune and its subsidiaries, taken as a whole, (A) on terms which the InterMune Board determines, in good faith, after consultation with outside counsel and a financial advisor, would result in greater value to the stockholders of InterMune from a financial point of view than the Transactions, taking into account all the terms and conditions of such proposal and the Merger Agreement and (B) that is reasonably capable of being completed relative to the transactions contemplated by the Merger Agreement, taking into account all financial, regulatory, legal and other aspects of such proposal.

“Intervening Event” means a material event, change or circumstance arising after the date of the Merger Agreement that was not known by the InterMune Board as of, or prior to, such date.

InterMune Board Recommendation

InterMune has represented to Parent and Purchaser in the Merger Agreement that the InterMune Board, at a meeting duly called and held, duly and unanimously adopted resolutions:

•	approving and declaring advisable the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement;

•	determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of InterMune;

•	resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer; and

•	recommending that the holders of the shares of InterMune common stock accept the Offer and tender their shares pursuant to the Offer (the recommendation in this bullet, the “InterMune Board Recommendation”).

Under the Merger Agreement, neither the InterMune Board nor any committee thereof may:

•	(A) withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw or modify in a manner adverse to Parent or Purchaser, the InterMune Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or resolve or agree to take any such action (any action described in this bullet being referred to herein as an “Adverse Recommendation Change”); or

•	approve or recommend, or propose publicly to approve or recommend, or permit InterMune or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to any Takeover Proposal (other than a customary confidentiality agreement that, subject to certain exceptions, contains confidentiality provisions that are no less favorable in the aggregate to InterMune than those contained in the Confidentiality Agreement entered into in accordance with the non-solicitation provisions described above), or resolve, agree or publicly propose to take any such action.

Notwithstanding the foregoing, but subject to the terms described in the “—Last Look” section below, if the InterMune Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, then (A) the InterMune Board may make an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event, and (B) if the InterMune Board receives a Superior Proposal, InterMune may terminate the Merger Agreement, provided that immediately before and as a condition to any such termination, InterMune pays to Parent the fee described in the “—Termination” section below.

Nothing in the Merger Agreement prevents InterMune from: (A) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; or (B) making any disclosure to its stockholders if the InterMune Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable law.

However, the taking of any such position or making of any such disclosure or statement (other than (i) any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act and (ii) any disclosure of information to InterMune’s stockholders that describes InterMune’s receipt of a Takeover Proposal and the operation of the Merger Agreement with respect thereto and contains a statement that the InterMune Board has not effected an Adverse Recommendation Change) will be subject to the terms and conditions of the Merger Agreement, including those described above relating to the making of an Adverse Recommendation Change.

Last Look

However, the InterMune Board may not make an Adverse Recommendation Change or terminate the Merger Agreement and pay the termination fee as described above unless:

•	InterMune has provided Parent with written notice at least three business days (or two business days in the case of amendments to any Takeover Proposal) before taking that action setting forth InterMune’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated and the identity of the person making the Superior Proposal or (y) if such action is intended to be taken in circumstances involving an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; and

•	Parent does not make, within the foregoing three business day period, a binding proposal to amend or modify the Merger Agreement that (x) in the case of any action intended to be taken in response to a Superior Proposal, is in the good faith judgment of the InterMune Board at least as favorable to the stockholders of InterMune as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal requires a new written notification from InterMune and commences a two business day period during which Parent can take action in respect of such proposal), or (y) in the case of any action intended to be taken in circumstances involving an Intervening Event, obviates the need for taking such action.

During any such three or two business day period, InterMune will, and will cause its Representatives to, negotiate in good faith with Parent with respect to any revisions proposed by Parent to the terms of the transactions contemplated by the Merger Agreement.

Regulatory Undertaking

See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Access to Information

Other than as prohibited by law and subject to certain exceptions, InterMune has agreed to afford to Parent and to Parent’s Representatives reasonable access to its properties, books and records and contracts and to furnish to Parent all information concerning its business, properties and personnel as Parent may reasonably request, so long as it does not interfere with the normal operation of InterMune’s business. Subject to reimbursement of its expenses by Parent, InterMune has also agreed to use commercially reasonable efforts to facilitate Parent’s interactions with InterMune’s CMOs, including, if requested by Parent, using commercially reasonable efforts to facilitate the planning of audits by Parent of InterMune’s CMOs.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time (and rights to advancement of expenses) in existence on the date of the Merger Agreement in favor of any person who is, becomes or has been, in each case, at any time prior to the Merger Effective Time, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of InterMune, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the InterMune certificate of incorporation, the InterMune by-laws, the organizational documents of any InterMune subsidiary or any indemnification agreement between such Indemnified Party and InterMune or any of its subsidiaries in effect as of the date of the Merger Agreement (i) will survive the Merger, (ii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iii) will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Without limiting the above, from and after the closing of the Offer, InterMune agrees, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advancement of reasonable attorney’s fees and expenses to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual legal proceeding pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of InterMune, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Merger Effective Time. The Merger Agreement also contains certain customary provisions regarding control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits InterMune to obtain at or prior to the Merger Effective Time, and requires Parent to maintain after the Merger Effective Time, prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of InterMune’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. In the event InterMune does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, Parent will maintain in effect InterMune’s directors’ and officers’ insurance policies in effect at the Merger Effective Time in respect of acts or omissions occurring at or prior to the Merger Effective Time. Notwithstanding the foregoing, regardless of whether InterMune obtains the “tail” policy, neither the maximum aggregate annual premium for such “tail” policy nor the maximum aggregate annual premiums for such insurance policies paid by Parent shall exceed an annual premium for such insurance in excess of 300% of the annual premium currently paid by InterMune for such insurance.

Employee Matters

The Merger Agreement provides that, from the Merger Effective Time to December 31, 2015 (the “Continuation Period”), Parent agrees to provide to each employee of InterMune and its subsidiaries who is employed and continues to be employed immediately after the Merger Effective Time (collectively, the “InterMune Employees”), with, for so long as such individual continues to be employed by Parent or its subsidiaries, salary, target incentive opportunities (including the target grant date fair value of annual equity-based compensation awards, but excluding retention awards and programs) and employee benefits that are, in the aggregate, substantially comparable to those provided to such InterMune Employee by InterMune or its subsidiaries immediately prior to the Merger Effective Time. Following such period, the InterMune Employees will be eligible to participate in the plans of Parent, InterMune or their respective subsidiaries with benefits comparable to those provided to employees of Parent, InterMune or their respective subsidiaries performing comparable roles and functions in the same geographic area.

From and after the Merger Effective Time, Parent will or will cause InterMune to assume, honor and continue during the Continuation Period certain scheduled employment, severance, retention, termination and change in control plans, policies, programs and agreements, in each case, as in effect at the Merger Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the Merger Agreement, without amendment other than as required by law, except that any equity awards granted by Parent to InterMune Employees will be on the standard terms and conditions including vesting and treatment upon termination of employment as provided to other employees of Parent and its subsidiaries.

The Merger Agreement also provides that, with certain exceptions, (A) with respect to the employee benefit plans maintained by Parent or its subsidiaries, service credit will be provided to InterMune Employees for all purposes (other than the accrual of benefits under a defined benefit pension plan and sabbatical programs) and (B) with respect to any welfare plan maintained by Parent or any of its subsidiaries, all limitations as to preexisting conditions and similar exclusions will be waived for InterMune Employees to the extent that such limitations were waived, satisfied or did not apply to such InterMune Employees or their dependents under the corresponding InterMune benefit plans and all InterMune Employees and their eligible dependents will be provided with credit for any co-payments and deductibles paid prior to the Merger Effective Time in satisfying any analogous deductibles or out-of-pocket maximum requirements to the extent applicable under such plans.

Approval of Compensation Arrangements

Pursuant to the Merger Agreement, InterMune has agreed (acting through the InterMune Board and its compensation committee) to take all such steps as may be required to cause to be exempt under Rule 14d-10(d)

promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the Merger Agreement will be, entered into by InterMune or any of its subsidiaries with current or future directors, officers, employees or other service providers of InterMune or any of its subsidiaries and to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

In addition, InterMune has agreed to take all reasonable steps as may be required to cause any dispositions of InterMune equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or officer of InterMune subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

InterMune Convertible Notes

Pursuant to the Merger Agreement, the InterMune Convertible Notes will be adjusted in connection with the transactions contemplated by the Merger Agreement in accordance with the terms of their indentures. InterMune has agreed to comply in all material respects with its obligations under such indentures that arise as a result of the execution, delivery or performance by InterMune of the Merger Agreement and the consummation by InterMune of the transactions contemplated by the Merger Agreement, including the delivery of any notices, certificates and opinions required in connection with such transactions.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger.

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	No temporary or permanent judgment, order, injunction or decree issued by any governmental entity of competent jurisdiction or law or other legal restraint or prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger is in effect; and

•	Purchaser will have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

The Merger Agreement provides that (A) neither Parent nor Purchaser may rely on the failure of any Offer Condition or any condition to the Merger to be satisfied if such failure was caused by the failure of Parent or Purchaser to perform any of its obligations under the Merger Agreement, to act in good faith or to use its reasonable best efforts to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as required by and subject to the undertakings described in “—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings” and (B) InterMune may not rely on the failure of any condition to the Merger to be satisfied if such failure was caused by its failure to perform any of its obligations under the Merger Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement, as required by and subject to the undertakings described in “—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Termination

The Merger Agreement may be terminated at any time prior to the Merger Effective Time:

•	by mutual written consent of Parent, Purchaser and InterMune (but if any party to the Merger Agreement attempts to terminate by mutual written consent after the closing of the Offer, the consent of the InterMune Board is required and (x) if, at the time such consent is sought, a majority of directors on the InterMune Board were directors as of the date of the Merger Agreement or were nominated or designated by a majority of directors on the InterMune Board as of the date of the Merger Agreement (such directors, “Continuing Directors”), a majority of such Continuing Directors must also consent or (y) if, at the time such consent is sought, the Continuing Directors constitute a minority of InterMune Board, each then-serving Continuing Director must also consent);

•	by either Parent or InterMune, if:

•	the closing of the Offer has not occurred on or before October 21, 2014 (the “Outside Date”); provided, however, that if, on the Outside Date, any of the Offer Conditions set forth in clauses (b), (c)(i) or (c)(ii) of “—Section 15—Conditions to the Offer” (solely, in the case of clause (c)(i), relating to a Legal Restraint in respect of any Merger Control Law in the United States, Germany or Austria) have not been satisfied or (to the extent permitted by Law) waived by the party or parties entitled to the benefits thereof, then, at the written request of either Parent or InterMune, the Outside Date will be extended by a period of 150 calendar days; provided, further, that the right to terminate the Merger Agreement under the right described in this bullet will not be available to a party if the failure to consummate the Offer is the result of a material breach of the Merger Agreement by such party (such termination right, the “Outside Date Termination Right”); or

•	any Legal Restraint permanently preventing or prohibiting consummation of the Offer or the Merger will be in effect and will have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement will have complied with its obligations described in “—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings” in respect of any such Legal Restraint;

•	by Parent, if, prior to the closing of the Offer:

•	InterMune breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in clause (c)(iii) or (c)(iv) of “—Section 15—Conditions to the Offer” to be satisfied and (ii) such failure cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to InterMune of such breach and (y) the Outside Date (so long as that Parent and Purchaser are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement) (such termination right, the “InterMune Breach Termination Right”); or

•	(i) an Adverse Recommendation Change has occurred or (ii) InterMune has intentionally and materially breached certain of its obligations described above under “—No Solicitation”;

•	by InterMune, if, prior to the closing of the Offer:

•	Purchaser will have terminated the Offer prior to the Expiration Date (as such Expiration Date may be extended and re-extended as described in “—Extensions of the Offer”), other than in accordance with the Merger Agreement;

•	Parent or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement (without regard to certain qualifications or exceptions contained therein), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, result in a change, effect, event or occurrence that prevents or materially delays (x) the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (y) the ability of Parent to perform its obligations under the Merger Agreement in any material respect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser of such breach and (y) the Outside Date (provided that InterMune is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

•	the InterMune Board has received a Superior Proposal and InterMune has paid, or simultaneously with the termination of the Merger Agreement pays, the fee described in “—InterMune Termination Fee,” provided that InterMune has complied in all material respects with its obligations described under “—Last Look.”

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect (except for certain customary obligations, obligations related to termination and the payment obligations described under the sections below entitled “—InterMune Termination Fee” and “—Fees and Expenses”), without any liability or obligation on the part of Parent or Purchaser, on the one hand, or InterMune, on the other hand, except that the termination of the Merger Agreement will not relive or release any party from any liability arising out of its willful and material breach of the Merger Agreement that resulted in such termination.

InterMune Termination Fee.

InterMune has agreed to pay Parent a termination fee of $266,000,000 in cash (the “InterMune Termination Fee”) in the event that:

•	the Merger Agreement is terminated by InterMune, prior to the closing of the Offer, after the InterMune Board has received a Superior Proposal and InterMune has complied in all material respects with its obligations described under “—Last Look”;

•	the Merger Agreement is terminated by Parent if, prior to the closing of the Offer, an Adverse Recommendation Change has occurred or InterMune has intentionally and materially breached certain of its obligations described above under “—No Solicitation”; or

•	all of the following occur:

•	after the date of the Merger Agreement, a Takeover Proposal (for purposes of this trigger of the InterMune Termination Fee, substituting 50% for the 20% thresholds contained in the definition of “Takeover Proposal” described above under “—No Solicitation”) is publicly proposed or announced or the making or existence of a Takeover Proposal will have otherwise become publicly known and such Takeover Proposal is not publicly withdrawn:

•	in the case of the Merger Agreement being subsequently terminated by Parent pursuant to the InterMune Breach Termination Right, prior to the time of the breach or failure to perform giving rise to such termination; or

•	in the case of the Merger Agreement being subsequently terminated pursuant to the Outside Date Termination Right, prior to the date that is two business days prior to the final expiration date of the Offer;

•	after such proposal becomes publicly known, the Merger Agreement is terminated by either Parent or InterMune pursuant to the Outside Date Termination Right or the InterMune Breach Termination Right;

•	in the case of a termination pursuant to the Outside Date Termination Right, at the final expiration date of the Offer, the Offer Conditions set forth in clauses (b), (c)(i) and (c)(ii) of “Section 15—Conditions to the Offer” have been satisfied, but the Minimum Condition has not been satisfied; and

•	within 9 months of such termination InterMune enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Takeover Proposal.

Except in the case of fraud, payment of the InterMune Termination Fee will constitute the sole and exclusive remedy of Parent and Purchaser against InterMune and its subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated, and upon payment of the InterMune Termination Fee, none of InterMune or its subsidiaries or any of their respective current, former or future Representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Fees and Expenses

Subject to certain exceptions and subject to the provisions described in “—InterMune Termination Fee,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Amendment; Waiver

Prior to the Merger Effective Time, any provision of the Merger Agreement may be amended at any time by a written instrument signed the parties, except that after the closing of the Offer, the parties may not approve any amendment or termination of the agreement by mutual consent if that amendment or termination is not also approved by the InterMune Board and (x) if, at the time such consent is sought, a majority of directors on the InterMune Board are Continuing Directors, a majority of such Continuing Directors or (y) if, at the time such consent is sought, the Continuing Directors constitute a minority of InterMune Board, each then-serving Continuing Director. After the Merger Effective Time, the Merger Agreement may not be amended.

The Confidentiality Agreement

InterMune and Parent entered into a confidentiality agreement dated as of August 6, 2014 (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Parent agreed, subject to certain exceptions, that, for a period of two years from the date of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating a possible transaction between the parties. The Confidentiality Agreement contains standstill provisions with a term of nine months that would automatically terminate before the expiration of such term in certain situations, including the entry by InterMune into an agreement governing a fundamental transaction with a third party. The Confidentiality Agreement expires on August 6, 2016. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

14.	Dividends and Distributions

As discussed in “—Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as (i) disclosed in the confidential disclosure letter that InterMune delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, (ii) specifically permitted or required by the Merger Agreement, (iii) required by applicable law, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), InterMune has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of InterMune to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of capital stock of InterMune or any of its subsidiaries or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire any such shares of capital stock.

15.	Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer (subject to any applicable rules and regulations of the SEC), if:

(a)	the Minimum Condition is not satisfied as of the Expiration Time;

(b)	the Regulatory Condition is not satisfied as of the Expiration Time;

(c)	as of the Expiration Time:

(i)	there is any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger or imposing a Burdensome Condition (as defined below);

(ii)	there is instituted or pending any action or legal proceeding by any governmental entity in the United States, Germany or Austria, in each case, acting pursuant to or implementing any Merger Control Law (A) challenging or seeking to make illegal, to delay materially or otherwise to prevent or prohibit the making of the Offer or the consummation of the Offer or the Merger or (B) seeking to impose a Burdensome Condition;

(iii)	any of the representations and warranties of InterMune relating to its capitalization (other than those representations and warranties relating to (x) the documentation and award information for the InterMune Stock Options, InterMune RSUs and InterMune Restricted Shares and (y) the outstanding principal and conversion rates under the Convertible Notes), are not true and correct in all but de minimis respects at such time (other than those of such representations and warranties that expressly relate to a specified date, which must be so true and correct as of such date); any of the representations and warranties of InterMune relating to its organization, its standing and power, its authority to enter into the Merger Agreement, its execution and delivery of the Merger Agreement, and the enforceability of the Merger Agreement, broker’s or similar fees, opinions of InterMune’s financial advisors and the items referenced in clauses (x) and (y) of this condition are not true and correct in all material respects at such time (other than those of such representations and warranties that expressly relate to a specified date, which must be so true and correct as of such date); the representation and warranty of InterMune relating to the existence of any events that have had or would reasonably be expected to have a Material Adverse Effect prior to the date of the Merger Agreement is not true and correct in all respects as of such time; and the other representations and warranties of InterMune set forth in the Merger Agreement are not true and correct at such time, other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect (and other than those of such representations and warranties that expressly relate to a specified date, which must be so true and correct as of such date);

(iv)	InterMune has failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(v)	InterMune has failed to deliver to Parent a certificate signed by an executive officer of InterMune, dated as of the date on which the Offer expires, certifying that the conditions to the Offer specified in the preceding paragraphs (iii) and (iv) do not exist; or

(vi)	the Merger Agreement has been terminated in accordance with its terms (the “Termination Condition”).

“Material Adverse Effect” means any change, event, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of InterMune and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the ability of InterMune to perform its obligations under the Merger Agreement in any material respect; provided, however, that none of the following will be taken into account in determining whether there has been a Material Adverse Effect: any change, event, effect or occurrence to the extent resulting from or arising in connection with:

(a)	general conditions in the industries in which InterMune and its subsidiaries operate;

(b)	general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world;

(c)	any change or prospective change in applicable law or GAAP (or interpretation or enforcement thereof);

(d)	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

(e)	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster;

(f)	the failure, in and of itself, of InterMune to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes or prospective changes in the market price or trading volume of the Shares or the credit rating of InterMune (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition);

(g)	the announcement, pendency or performance of any of the transactions contemplated by the Merger Agreement, including any stockholder (direct or derivative) legal proceeding in respect of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, actions specifically required by the covenants contained in the Merger Agreement (excluding the covenant relating to InterMune operating in the ordinary course) and any loss of or change in relationship with any customer, supplier, vendor or other business partner, or departure of any employee or officer, of InterMune or any of its subsidiaries to the extent resulting from or arising in connection with such announcement, pendency or performance (however the exception in clause (G) will not apply with respect to a representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby or the performance of obligations under the Merger Agreement);

(h)	any action taken by InterMune or any of its subsidiaries at Parent’s written request or with Parent’s written consent;

(i)	the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates;

(j)	any determination by, or delay of a determination by, the U.S. Food and Drug Administration or any other governmental entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters, requirement to conduct further clinical trials or any delayed or accelerated launch of products or product candidates of InterMune or any of its competitors;

(k)	the results of any pre-clinical or clinical testing sponsored by InterMune, any of its competitors or any of their respective collaboration partners;

(l)	increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to products or product candidates of InterMune or any of its competitors;

(m)	any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any governmental entity, or any panel or advisory body empowered or appointed thereby, relating to products or product candidates of InterMune or any of its competitors;

(n)	any supply chain disruption affecting products or product candidates of InterMune or any of its competitors; and

(o)	any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of InterMune or any of its competitors.

However, the Merger Agreement provides that (1) in the case of clause (a), (b), (c), (d) or (e) described above, to the extent that InterMune and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which InterMune and its subsidiaries operate, the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect and (2) in the case of clause (j), (k), (l), (m), (n) or (o) described above, to the extent that such change, event, effect or occurrence results from fraud by InterMune or its subsidiaries, such change, event, effect or occurrence to the extent resulting from fraud by InterMune or its subsidiaries may be taken into account in determining whether there has been a Material Adverse Effect.

16.	Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by InterMune with the SEC and other publicly available information concerning InterMune, we are not aware of any governmental license or regulatory permit that appears to be material to InterMune’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State Takeover Statutes,” such approval or other action will be sought. However, except as described under “—Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to InterMune’s business or certain parts of InterMune’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, InterMune is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” InterMune has represented to us in the Merger Agreement that, assuming certain representations and warranties made by Purchaser and Parent are true and correct, it has taken sufficient action in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. InterMune, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and InterMune currently expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC during the week of

September 2, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, InterMune, Purchaser and the Antitrust Division or the FTC, as applicable.

German Antitrust Laws

Under the German Act Against Restraints of Competition, unless early clearance of the transaction is granted, the purchase of Shares in the Offer may not be completed until a one month waiting period following the Federal Cartel Office’s (“FCO’s”) receipt of a complete filing by Parent (or, in case of a joint filing, by Parent and InterMune) expires without the FCO deciding to commence an in-depth investigation (Hauptprüfverfahren). In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may be consummated if the FCO approves the transaction or a waiting period of four months from submission of a complete notification to the FCO has expired without an extension of the four month period or the FCO informing the notifying party or parties that the transaction is prohibited.

Parent has filed a pre-merger notification on August 25, 2014 with the FCO. The statutory waiting period with respect to the acquisition of the Shares will expire at 11:59 p.m., CET, on September 25, 2014 unless early clearance is granted or the FCO has entered into an in-depth investigation prior to that time. Alternatively, Parent may decide to consummate in accordance with Sec. 41(1a) ARC and agrees in such case not to exercise the voting rights attached to the Shares until clearance is granted or the required waiting period has expired.

Austrian Antitrust Laws

Under the Austrian Cartel Act, unless early clearance of the transaction is granted, the purchase of the Shares in the Offer may not be completed until the expiration of a four-week waiting period following the Federal Competition Authority’s (“FCA’s”) receipt of a pre-merger notification by Parent (or, in case of a joint filing, by Parent and InterMune) without either of the Official Parties (Amtsparteien), i.e. the FCA and the Federal Cartel Prosecutor (Bundeskartellanwalt; “FCP”) deciding to commence an in-depth investigation. In the event an in-depth examination is requested, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Cartel Court has resolved (and such decision has become legally binding) that (A) the request for an in-depth investigation is dismissed, (B) the concentration will not be prohibited, or (C) the examination proceedings are discontinued. In the event of an appeal against the decision of the Austrian Cartel Court, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Supreme Cartel Court has declared that the concentration will not be prohibited or discontinued the examination proceedings.

Parent has filed a pre-merger notification on August 25, 2014 with the FCA. The statutory waiting period with respect to the acquisition of the Shares will lapse with the expiration of September 22, 2014, unless early clearance is granted by both Official Parties or at least one of the Official Parties has requested an in-depth investigation prior to that time.

Other Antitrust Approvals

Except as described above, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Regulatory Review

The Antitrust Division, the FTC, the FCO and the FCA frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Ultimate Parent’s or InterMune’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Merger has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

The parties to the Merger Agreement have agreed, in consultation with one another and as promptly as practicable following the date of the Merger Agreement (but in no event later than September 2, 2014 or such later date as the parties may mutually agree), to file (A) all materials initially required to be filed under the HSR Act in connection with the transactions contemplated by the Merger Agreement (an “HSR Filing”) and (B) all appropriate filings required under any competition, merger control, trade regulation, antitrust or similar law of any jurisdiction (a “Merger Control Law”) in connection with the transactions contemplated by the Merger Agreement.

Each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including: (i) the obtaining of all necessary actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a proceeding by any governmental entity with respect to the Merger Agreement or the transactions contemplated thereby, (ii) the defending or contesting of any proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

However, the parties have agreed that the reasonable best efforts of Parent and Purchaser will not include (A) divesting or otherwise holding separate, or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or InterMune’s or any of their respective affiliates’ businesses, assets or properties if such action is required in connection with the completion of or as a result of the transactions contemplated by the Merger Agreement or (B) entering into any settlement, undertaking, consent decree, stipulation or agreement with any governmental entity if required in connection with the completion of transactions contemplated by the Merger Agreement (each action or condition described in clause (A) or (B), a “Burdensome Condition”). In addition, InterMune has agreed not to accept any Burdensome Condition or take any action that would result in the imposition of a Burdensome Condition without Parent’s prior written consent, and will not be required to take such action that is not conditioned on consummation of the transactions contemplated by the Merger Agreement.

Furthermore, each of Parent and InterMune have agreed to (A) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any other Merger Control Law; (B) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the Antitrust Division and any other governmental entity regarding the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests; (C) unless prohibited by applicable law or by the applicable governmental entity, and to the extent reasonably practicable, (i) not participate in or attend any meeting or engage in any substantive conversation with any governmental entity in respect of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement without the other party, (ii) give the other party reasonable prior notice of any such meeting or conversation, (iii) in the event one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any such meeting or engaging in any such conversation keep such party apprised with respect thereto, (iv) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity and (v) furnish the other party with copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (D) comply with any inquiry or request from the FTC, the Antitrust Division or any other governmental entity as promptly as reasonably practicable.

Parent has agreed not to extend any waiting period under the HSR Act or any other Merger Control Law or enter into any agreement with a governmental entity to delay or not to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, except with the prior written consent of InterMune, which consent may be withheld in its sole discretion.

Notwithstanding anything in the Merger Agreement to the contrary, but subject to Parent’s obligations described above, Parent will have the right to direct all matters with any governmental entity consistent with its obligations under the Merger Agreement, and Parent will have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and will take the lead in all meetings and communications with any governmental entity in connection with obtaining any necessary antitrust or competition clearances.

Litigation Related to the Merger

InterMune and its directors have been named as defendants in a purported stockholder class action lawsuit filed in the Superior Court of California, San Mateo County: Kimberly Walters v. InterMune, Inc. et al., CIV 530186, filed on August 28, 2014. The case is a putative class action brought by purported stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, and that InterMune, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint seeks, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(xii) to the Schedule TO and is incorporated herein by reference.

17.	Fees and Expenses

Citigroup Global Markets Inc. (“Citigroup Global Markets”) is acting as dealer manager to Parent in connection with the Offer and has provided certain financial advisory services to Parent in connection with the transactions contemplated by the Merger Agreement, for which financial advisory services Citigroup Global

Markets will receive reasonable and customary compensation. We have also agreed to reimburse Citigroup Global Markets for certain reasonable out-of-pocket expenses and to indemnify Citigroup Global Markets against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, Citigroup Global Markets and their respective successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A., to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Citigroup Global Markets or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, or on behalf of Citigroup Global Markets, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, InterMune has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth the InterMune Board Recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning InterMune” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

Klee Acquisition Corporation

August 29, 2014

SCHEDULE I

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING

SHAREHOLDERS OF ULTIMATE PARENT

The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. The business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Christoph Franz*	54	Dr. Franz has been a director since 2011 and Chairman of the Board since March 2014. He was a member of the Executive Board of Lufthansa Group and Deputy Chairman of Deutsche Lufthansa AG from June 1, 2009 to December 31, 2010. From 2011 until April 30, 2014 he was Chairman of the Executive Board of Lufthansa and CEO of Deutsche Lufthansa AG.	Germany
André Hoffmann*†	56	Mr. Hoffmann has been a director since 1996 and is Non-Executive Vice-President. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland
Dr. Andreas Oeri*†	65	Dr. Oeri has been a director since 1996. He is an orthopaedic surgeon.	Switzerland
Prof. Dr. Pius Baschera*	63	Prof. Dr. Baschera has been Chairman of the Board of Directors of Hilti Corporation since 2007.	Switzerland and Italy
Prof. Sir John Irving Bell*	62	Prof. Sir John Bell has served as the Regius Professor at the University of Oxford since 2002 and as a Professor since 1987. He has been a non-executive director of Oxagen since 2002.	United Kingdom and Canada
Paul Bulcke*	60	Mr. Bulcke has been Chief Executive Officer of Nestlé S.A. since April 2008.	Belgium
Dame DeAnne Julius*	65	Dame DeAnne Julius is self-employed. She was a Non-Executive Director of BP plc from November 29, 2001 to April 14, 2011. She was a Non-Executive Director of Deloitte & Touche LLP from July 1, 2011 to June 30, 2014.	United Kingdom and USA
Dr. Arthur D. Levinson*	64	Dr. Levinson served as Chairman of Genentech, Inc. from September 1999 to August 2014. He has been Founder and Chief Executive Officer of Calico since September 2013.	USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	46	Dr. Schwan has served as Chief Executive Officer of the Roche Group since 2008.	Austria
Peter R. Voser*	56	Mr. Voser is a retiree. He was Chief Executive Officer of Royal Dutch Shell plc. from July 2009 to March 31, 2014. From October 2004 to June 30, 2009 he was Chief Financial Officer of Royal Dutch Shell plc.	Switzerland
Prof. Dr. Beatrice Weder di Mauro*	49	Prof. Dr. Weder di Mauro has served as a Professor at the Johannes Gutenberg University of Mainz since 2001.	Switzerland and Italy
Daniel O’Day	50	Mr. O’Day has served as Chief Operating Officer of the Pharmaceuticals Division since September 2012 and as a member of the Corporate Executive Committee. He previously served as Chief Operating Officer of the Diagnostics Division from January 2010 until August 30, 2012 and as Global Head Roche Molecular Diagnostics from 2006 until December 31, 2009.	USA
Roland Diggelmann	47	Mr. Diggelmann has served as Chief Operating Officer of the Diagnostics Division and as a member of the Corporate Executive Committee since 2012. He previously served as Head Roche Diagnostics Region Asia Pacific from 2008 until 2012.	Switzerland
Dr. Alan Hippe	47	Dr. Hippe has served as Chief Financial and IT Officer since April 2011 and is a member of the Corporate Executive Committee. He was CFO of ThyssenKrupp AG from 2009 until March 2011.	Germany
Silvia Ayyoubi	60	Ms. Ayyoubi serves as Head of Group Human Resources and as a member of the Corporate Executive Committee.	Switzerland
Dr. Gottlieb A. Keller	60	Dr. Keller has served as General Counsel since 2008. He also serves as a member of the Corporate Executive Committee.	Switzerland
Dr. Richard H. Scheller	60	Dr. Scheller serves as Head of Genentech Research and Early Development (pRED) and as a member of the Roche Enlarged Corporate Executive Committee.	USA
Prof Dr. John C. Reed	55	Prof. Dr. Reed has served as Head of Roche Pharma Research and Early Development and as a member of the Roche Enlarged Corporate Executive Committee since April 2013. Prof. Reed previously served as Chief Executive Officer at Sanford-Burnham Medical Research Institute from 2007 until 2013.	USA

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Sophie Kornowski-Bonnet	51	Dr. Kornowski-Bonnet has served as Head of Roche Partnering since February 2012. She also serves as a member of the Roche Enlarged Corporate Executive Committee. From 2007 to January 2012, Dr. Kornowski-Bonnet served as General Manager for Roche France.	France
Osamu Nagayama	67	Mr. Nagayama has served as Chairman of the Board of Directors, President and Chief Executive Officer of Chugai Pharmaceutical Co., Ltd. since 2012. He is also a member of the Roche Enlarged Corporate Executive Committee. Since June 2010 he has been a Board member of Sony Corporation. Since September 1998 he has been a Board member of Nippon Research Center.	Japan
Dr. Stephan Feldhaus	52	Dr. Feldhaus serves as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee. He previously served as Head of Communications for the Healthcare Sector of Siemens AG from 2006 until 2010.	Germany
Vera Michalski-Hoffmann†	59	Ms. Michalski-Hoffmann is Head of Libella SA, a publishing group.	Switzerland
Anne-Marie (Maja) Hoffmann†	58	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation.	Switzerland
Sabine Duschmalé-Oeri†	64	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland
Catherine Oeri Kessler†	62	Ms. Oeri is therapist. She is also Chairman of Foundation Board of Stiftung Wolf. She is also a Member of the Board of the Basel Zoo.	Switzerland
Dr. Jörg Duschmalé†	30	Mr. Duschmalé is a Doctor in Chemistry, currently pursuing postgraduate education.	Switzerland
Lukas Duschmalé†	29	Mr. Duschmalé is currently a full-time student.	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. The business address of each director and executive officer of Parent is 1 DNA, MS #24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	46	Dr. Schwan serves as Chief Executive Officer of the Roche Group since 2008.	Austria
Dr. Alan Hippe*	47	Dr. Hippe has served as Chief Financial and IT Officer since 2011, and is a member of the Corporate Executive Committee. He was CFO of ThyssenKrupp AG from 2009 until March 2011.	Germany
Roger Brown*	52	Mr. Brown serves as a Director of Roche Holdings, Inc. He also serves as Vice President, Tax and Assistant Secretary of Roche Holdings, Inc. He also serves as Senior Director of Tax for Genentech, Inc.	USA
Frederick C. Kentz III*	62	Mr. Kentz serves as a Director, Vice President, Secretary and General Counsel of Roche Holdings, Inc. He also serves as Senior Vice President, a member of the Executive Committee, Secretary, Chief Compliance Officer and Head of Legal Affairs, North America for Genentech, Inc.	USA
David P. McDede*	57	Mr. McDede serves as a Director of Roche Holdings, Inc. He also serves as Vice President and Treasurer of Hoffman La-Roche Inc.	USA
Bruce Resnick*	51	Mr. Resnick serves as Director of Roche Holdings, Inc. He also serves as Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel for Roche Holdings, Inc.	USA

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. The business address of each director and executive officer of Purchaser is 1 DNA, MS #24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Ian Clark*	54	Mr. Clark serves as Chief Executive Officer, Genentech Inc., and head of North American Commercial Operations. He also leads the Genentech Executive Committee and is a member of the Genentech Board of Directors.	USA
Bruce Resnick*	51	Mr. Resnick serves as a Director of Roche Holdings, Inc. He also serves as Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel for Roche Holdings, Inc.	USA
David P. McDede*	57	Mr. McDede serves as a Director of Roche Holdings, Inc. He also serves as Vice President and Treasurer of Hoffman La-Roche Inc.	USA
Frederick C. Kentz III*	62	Mr. Kentz serves as a Director, Vice President, Secretary and General Counsel of Roche Holdings, Inc. He also serves as Senior Vice President, member of the Executive Committee, Secretary, Chief Compliance Officer and Head of Legal Affairs, North America for Genentech, Inc.	USA
Roger Brown*	52	Mr. Brown serves as a Director of Roche Holdings, Inc. He also serves as Vice President, Tax and Assistant Secretary of Roche Holdings, Inc. He also serves as Senior Director of Tax for Genentech, Inc.	USA
Dr. Gottlieb A. Keller*	60	Dr. Keller has served as General Counsel since 2008. He also serves as a member of the Corporate Executive Committee.	Switzerland

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. P.O. Box 8926 Boston, MA 02266-8926 Ref: InterMune, Inc.	By Hand or Overnight Mail: Citibank, N.A. 30 Dan Road Canton, MA 02021 Ref: InterMune, Inc.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue New York, New York 10016

If you are located outside the U.S. or Canada, you can call collect:

(212) 929-5500

or

If you are located in the U.S. or Canada, you can call toll-free:

(800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013